UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2012

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 29, 2012

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007 to 2011 and the first and second quarters of 2012 were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priortech’s consolidated statements for the nine-month period ended September 30, 2012 is US$(117) thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on September 30, 2012, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The open hedging transactions as of September 30, 2012, are displayed in the following table:

Base Amout	Deal Type	Expiry Date	Trade Date	Spot	Bank Evaluation US$
-400,000	Bought Eu.Opt	27/03/2013	14/05/2012	3.8300	2,344
400,000	Sold Eu.Opt	27/03/2013	14/05/2012	3.8300	-5,877
-400,000	Bought Eu.Opt	26/02/2013	14/05/2012	3.8300	1,899
400,000	Sold Eu.Opt	26/02/2013	14/05/2012	3.8300	-5,193
-300,000	Bought Eu.Opt	29/01/2013	14/05/2012	3.8300	1,083
300,000	Sold Eu.Opt	29/01/2013	14/05/2012	3.8300	-3,300
-400,000	Bought Eu.Opt	25/12/2012	14/05/2012	3.8300	852
400,000	Sold Eu.Opt	25/12/2012	14/05/2012	3.8300	-3,144
-400,000	Bought Eu.Opt	27/11/2012	14/05/2012	3.8300	402
400,000	Sold Eu.Opt	27/11/2012	14/05/2012	3.8300	-2,101
-400,000	Bought Eu.Opt	29/10/2012	14/05/2012	3.8300	75
400,000	Sold Eu.Opt	29/10/2012	14/05/2012	3.8300	-946
-400,000	Bought Eu.Opt	27/12/2012	02/05/2012	3.7850	376
400,000	Sold Eu.Opt	27/12/2012	02/05/2012	3.7850	-3,758
-400,000	Bought Eu.Opt	29/11/2012	02/05/2012	3.7850	113
400,000	Sold Eu.Opt	29/11/2012	02/05/2012	3.7850	-2,158
200,000	Sold Eu.Opt	29/10/2012	20/07/2012	4.0270	-140
-200,000	Sold Eu.Opt	29/10/2012	20/07/2012	4.0270	3,548
200,000	Sold Eu.Opt	27/11/2012	20/07/2012	4.0270	-393
-200,000	Sold Eu.Opt	27/11/2012	20/07/2012	4.0270	4,103
200,000	Sold Eu.Opt	27/12/2012	20/07/2012	4.0270	-760
-200,000	Sold Eu.Opt	27/12/2012	20/07/2012	4.0270	4,491
200,000	Sold Eu.Opt	26/02/2013	23/07/2012	4.0270	-1,427
-200,000	Sold Eu.Opt	26/02/2013	23/07/2012	4.0270	5,349
200,000	Sold Eu.Opt	27/03/2013	23/07/2012	4.0270	-1,741
-200,000	Sold Eu.Opt	27/03/2013	23/07/2012	4.0270	5,679
-400,000	Bought Eu.Opt	29/10/2012	02/05/2012	3.7850	15
400,000	Sold Eu.Opt	29/10/2012	02/05/2012	3.7850	-1,188
-400,000	Bought Eu.Opt	29/01/2013	02/05/2012	3.7850	966
400,000	Sold Eu.Opt	29/01/2013	02/05/2012	3.7850	-4,890

-200,000	Bought Eu.Opt	27/12/2012	06/03/2012	3.8110	340
200,000	Sold Eu.Opt	27/12/2012	06/03/2012	3.8110	-1,407
-200,000	Bought Eu.Opt	27/11/2012	06/03/2012	3.8110	137
200,000	Sold Eu.Opt	27/11/2012	06/03/2012	3.8110	-919
-200,000	Bought Eu.Opt	29/10/2012	06/03/2012	3.8110	13
200,000	Sold Eu.Opt	29/10/2012	06/03/2012	3.8110	-310
-500,000	Bought Eu.Opt	25/12/2012	28/02/2012	3.7910	536
500,000	Sold Eu.Opt	25/12/2012	28/02/2012	3.7910	-3,406
-500,000	Bought Eu.Opt	27/11/2012	28/02/2012	3.7910	182
500,000	Sold Eu.Opt	27/11/2012	28/02/2012	3.7910	-2,299
-500,000	Bought Eu.Opt	29/10/2012	28/02/2012	3.7910	16
500,000	Sold Eu.Opt	29/10/2012	28/02/2012	3.7910	-1,012
-500,000	Bought Eu.Opt	27/12/2012	05/01/2012	3.8550	1,101
500,000	Sold Eu.Opt	27/12/2012	05/01/2012	3.8550	-3,069
-500,000	Bought Eu.Opt	28/11/2012	05/01/2012	3.8550	519
500,000	Sold Eu.Opt	28/11/2012	05/01/2012	3.8550	-1,812
-500,000	Bought Eu.Opt	29/10/2012	05/01/2012	3.8550	94
500,000	Sold Eu.Opt	29/10/2012	05/01/2012	3.8550	-584
-300,000	Forward	02/10/2012	29/09/2012	3.9260	1,043
-300,000	Forward	02/10/2012	29/09/2012	3.9220	736